# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xtant Medical Holdings, Inc., CIK 0001453593
CUSIP: 98420P308
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 664 Cruiser Lane, Belgrade, Montana (MT), 59714
Date of event which requires filing of this statement: 04/10/2025
Amends the filing with accession number 0000947871-17-000412
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed ROF II LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ORBIMED ROF II LLC (CIK 0001767936): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Xtant Medical Holdings, Inc.
Address of issuer's principal executive offices: 664 Cruiser Lane, Belgrade, Montana (MT), 59714
Comment: This Amendment No. 13 ("Amendment No. 13") to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC ("OrbiMed Advisors") and OrbiMed ROF II LLC ("OrbiMed ROF") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on May 30, 2017 with Samuel D. Isaly as an additional reporting person, as amended by Amendment No. 1 thereto filed with the SEC on January 17, 2018, Amendment No. 2 thereto filed with the SEC on February 15, 2018, Amendment No. 3 thereto filed with the SEC on September 19, 2018, Amendment No. 4 thereto filed with the SEC on April 4, 2019, Amendment No. 5 thereto filed with the SEC on May 20, 2020, Amendment No. 6 thereto filed with the SEC on October 5, 2020, Amendment No. 7 thereto filed with the SEC on February 26, 2021, Amendment No. 8 thereto filed with the SEC on April 9, 2021, Amendment No. 9 thereto filed with the SEC on August 30, 2022, Amendment No. 10 thereto filed with the SEC on May 5, 2023, Amendment No. 11 thereto filed with the SEC on August 3, 2023, and Amendment No. 12 thereto filed with the SEC on September 10, 2024. This Amendment No. 13 is being filed to report that following the transactions described in Item 5(c) below, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares and, as a result, this Amendment No. 13 is an exit filing for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
OrbiMed ROF, a limited liability company organized under the laws of Delaware.
Carl L. Gordon is a United States citizen.
Sven H. Borho is a German and Swedish citizen.
W. Carter Neild is a United States citizen.
Geoffrey C. Hsu is a United States citizen.
C. Scotland Stevens is a United States citizen.
David P. Bonita is a United States citizen.
Peter A. Thompson is a United States citizen.
Matthew S. Rizzo is a United States citizen.
Trey Block is a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
OrbiMed ROF, a limited liability company organized under the laws of Delaware.
Carl L. Gordon is a member of OrbiMed Advisors.
Sven H. Borho is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.

Except as set forth in this Amendment No. 13, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 139,067,915 Shares outstanding of the Issuer as set forth in the Issuer's Annual Report on Form 10-K, filed with the SEC on March 6, 2025.

As of the date of this filing, ROS Acquisition Offshore LP ("ROS Acquisition"), a Cayman Islands exempted limited partnership, holds 0 Shares, constituting approximately 0.0% of the issued and outstanding Shares. OrbiMed Advisors, pursuant to its authority as the investment manager of ROS Acquisition, has the power to direct the vote and to direct the disposition of the Shares held by ROS Acquisition. As a result, OrbiMed Advisors may be deemed to indirectly beneficially own the Shares held by ROS Acquisition. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by ROS Acquisition.

In addition, OrbiMed Advisors, pursuant to its authority as investment manager of ROS Acquisition, caused ROS Acquisition to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OrbiMed Royalty Opportunities II, LP ("ORO II"), a limited partnership organized under the laws of Delaware, holds 0 Shares, constituting approximately 0.0% of the issued and outstanding Shares. OrbiMed ROF is the general partner of ORO II, pursuant to the terms of the limited partnership agreement of ORO II, and OrbiMed Advisors is the managing member of OrbiMed ROF, pursuant to the terms of the limited liability company agreement of OrbiMed ROF. As a result, OrbiMed Advisors and OrbiMed ROF share power to direct the vote and disposition of the Shares held by ORO II and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by ORO II. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by ORO II.

In addition, OrbiMed Advisors, pursuant to its authority under the limited liability company agreement of OrbiMed ROF, and OrbiMed ROF, pursuant to its authority under the limited partnership agreement of ORO II, caused ORO II to enter into the agreements referred to in Item 6 below.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: On April 10, 2025, ROS Acquisition sold 56,004,974 Shares at $0.42 per Share. On April 10, 2025, ORO II sold 17,109,618 Shares at $0.42 per Share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of April 10, 2025, the Reporting Persons are believed to have ceased to be the beneficial owners of more than five percent of the outstanding Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
OrbiMed ROF is the general partner of ORO II, pursuant to the terms of the limited partnership agreement of ORO II. Pursuant to this agreement and relationship, OrbiMed ROF has discretionary investment management authority with respect to the assets of ORO II. Such authority includes the power to vote and otherwise dispose of securities held by ORO II. The number of outstanding Shares of the Issuer attributable to ORO II is 0. OrbiMed ROF, pursuant to its authority under the limited partnership agreement of ORO II, may be considered to hold indirectly 0 Shares.

OrbiMed Advisors is the managing member of OrbiMed ROF pursuant to the terms of the limited liability company agreement of OrbiMed ROF and is the investment manager of ROS Acquisition. Pursuant to these relationships, OrbiMed Advisors has discretionary investment management authority with respect to the assets of ROS Acquisition and, together with OrbiMed ROF, ORO II. Such authority includes the power of OrbiMed Advisors to vote and otherwise dispose of securities held by ROS Acquisition and ORO II. The aggregate number of fully diluted Shares held by ROS Acquisition is 0 and the aggregate number of fully diluted shares owned by ORO II is 0. OrbiMed Advisors may be considered to hold indirectly 0 Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
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Exhibit Description
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1. Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed ROF II LLC.
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## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (04/14/2025)
- ORBIMED ROF II LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (04/14/2025)